   As filed with the Securities and Exchange Commission on September 22, 1997

                                                  Registration No. 333 -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                         ------------------------------------

                                       FORM S-4
                                REGISTRATION STATEMENT
                                        Under
                              THE SECURITIES ACT OF 1933
                         ------------------------------------

                           COMMUNITY FIRST BANKSHARES, INC.
                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                6022                            46-0391436
(STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                         ------------------------------------
                                   520 Main Avenue
                            Fargo, North Dakota 58124-0001
                                    (701) 298-5600
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                       REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                         ------------------------------------
                            Donald R. Mengedoth, President
                           COMMUNITY FIRST BANKSHARES, INC.
                                   520 Main Avenue
                            Fargo, North Dakota 58124-0001
                                    (701) 298-5600
              (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                      INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                         ------------------------------------
                                      Copies to:
                                Patrick Delaney, Esq.
                              Martin R. Rosenbaum, Esq.
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                            Minneapolis, Minnesota  55402
                                    (612) 371-3211

    Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

                         ------------------------------------
                           CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED          PROPOSED
                                                                 MAXIMUM           MAXIMUM             AMOUNT OF
       TITLE OF EACH CLASS OF              AMOUNT TO BE       OFFERING PRICE       AGGREGATE         REGISTRATION
   SECURITIES TO BE REGISTERED(1)          REGISTERED(1)        PER SHARE        OFFERING PRICE         FEE (2)
--------------------------------------------------------------------------------------------------------------------
7.30% Subordinated Notes Due 2004           $60,000,000             100%           $60,000,000          $18,534
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement relates to the issuance of New Notes, as defined herein, of the Registrant to current holders of unregistered 7.30% Subordinated Notes Due 2004 of the Registrant issued in 1997 (the "Old Notes") in connection with the proposed exchange of the New Notes for the Old Notes of the Registrant (the "Exchange").

(2) Pursuant to Rule 457(f)(1), the fee is calculated based on the aggregate market value of the Old Notes surrendered in the Exchange. The average of the bid and ask sale prices of the Old Notes as reported on the over-the-counter market on September 17, 1997 was 101.9375%, resulting in an aggregate market value of $61,162,500.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                      COMMUNITY FIRST BANKSHARES, INC.

        Cross Reference Sheet Required by Item 501(b) of Regulation S-K

ITEM NUMBER AND CAPTION                                                            HEADING IN PROSPECTUS
1.     Forepart of Registration Statement and outside Front
       Cover Page of Prospectus. . . . . . . . . . . . . . . .       Facing Page of Registration Statement; Cover Page of
                                                                     Prospectus

2.     Inside Front and Outside Back Cover Pages of
       Prospectus. . . . . . . . . . . . . . . . . . . . . . .       Inside Front Cover Page of the Prospectus; Table of
                                                                     Contents

3.     Risk Factors, Ratio of Earnings to Fixed Charges and
       Other Information . . . . . . . . . . . . . . . . . . .       Prospectus Summary; Certain Factors

4.     Terms of the Transaction  . . . . . . . . . . . . . . .       Prospectus Summary; The Exchange Offer; Description of
                                                                     the New Notes; Certain Federal Income Tax Consequences

5.     Pro Forma Financial Information . . . . . . . . . . . .       Prospectus Summary; Summary Pro Forma Condensed
                                                                     Combined Financial Information

6.     Material Contacts with the Company Being Acquired . . .       *

7.     Additional Information Required for Reoffering by
       Persons and Parties Deemed to be Underwriters . . . . .       *

8.     Interests of Named Experts and Counsel                        Legal Matters; Experts

9.     Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities. . . . . . . . . . . . .       *

10.    Information with Respect to S-3 Registrants . . . . . .       Prospectus Summary

11.    Incorporation of Certain Information by Reference
       Incorporation of Certain Information by Reference

12.    Information with Respect to S-2 or S-3 Registrants. . .       *

13.    Incorporation of Certain Information by Reference . . .       *


14.    Information with Respect to Registrants Other Than
       S-3 or S-2 Registrants. . . . . . . . . . . . . . . . .       *

15.    Information with Respect to S-3 Companies . . . . . . .       *

16.    Information with Respect to S-2 or S-3 Companies. . . .       *

17.    Information with Respect to Companies Other than
       S-2 or S-3 Companies. . . . . . . . . . . . . . . . . .       *

18.    Information if Proxies, Consents or Authorizations
       are to be Solicited . . . . . . . . . . . . . . . . . .       *

15.    Information if Proxies, Consents or Authorizations
       are not to be Solicited pr or in an Exchange Offer. . .       *

---------------
*Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                                  OFFER TO EXCHANGE
                          7.30% SUBORDINATED NOTES DUE 2004
             FOR ANY AND ALL OF THE OUTSTANDING 7.30% SUBORDINATED NOTES
                             DUE 2004 ISSUED IN JUNE 1997
                                          OF

                           COMMUNITY FIRST BANKSHARES, INC.

                          ----------------------------------


           THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                           ON ______,1997, UNLESS EXTENDED.

                          ----------------------------------

    Community First Bankshares, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange its 7.30% Subordinated Notes due 2004 (the "New Notes") for an equal principal amount of its outstanding 7.30% Subordinated Notes due 2004 issued in June 1997 (the "Old Notes"), of which $60,000,000 principal amount is outstanding. The terms of the New Notes are substantially the same as the terms of the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"). The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture governing the Old Notes (the "Indenture"). The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of New Notes."

    The New Notes will bear interest at the rate of 7.30% per annum and interest will be payable semiannually on June 30 and December 31, commencing on December 31, 1997. Holders of the Old Notes whose Old Notes are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes, and will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from and after the date of issuance of the New Notes. Like the Old Notes, the New Notes will be unsecured general obligations of the Company and will be subordinated to all "Senior Indebtedness" (as defined) of the Company.

    The Company will not receive any proceeds from the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the holders thereof. See "The Exchange Offer."

PAYMENT OF PRINCIPAL OF THE NOTES MAY BE ACCELERATED ONLY IN THE CASE OF BANKRUPTCY, INSOLVENCY OR LIQUIDATION OF THE COMPANY. THERE IS NO RIGHT OF ACCELERATION IN THE CASE OF DEFAULT IN THE PAYMENT OF PRINCIPAL OF, OR INTEREST ON, ANY NOTE OR IN THE PERFORMANCE OF ANY OTHER COVENANTS OF THE COMPANY.

SEE "CERTAIN FACTORS" COMMENCING ON PAGE 12 HEREIN FOR A DISCUSSION OF FACTORS THAT, AMONG OTHERS, SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THE NOTES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BY ANY OTHER GOVERNMENTAL AGENCY, OR OTHERWISE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to be admitting that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See "Plan of Distribution."

    Prior to this Exchange Offer, there has been no public market for the Old Notes or the New Notes. If a market for the New Notes should develop, the New Notes could trade at a discount from their principal amount. The Company does not currently intend to list the New Notes on any securities exchange. There can be no assurance that an active public market for the New Notes will develop.

               The date of this Prospectus is_________________, 1997.

                                AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement", which term shall include all amendments, exhibits and schedules thereto) on Form S-4 under the Securities Act of 1933, as amended, (the "Securities Act") with respect to the New Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit or schedule to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, including exhibits thereto, as well as such reports, proxy statements and other information filed with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10007. Copies of all or part of such materials can be obtained from those offices upon payment of certain fees prescribed by the Commission. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains an internet web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

                  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents have been filed by the Company with the Commission and are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended on Form 10-K/A filed on May 8, 1997; (ii) the Company's Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Form 8-K report filed on July 29, 1997; (iv) the Company's Form 10-Q for the quarter ended June 30, 1997; and (v) the Company's Form 8-K/A report filed September 22, 1997.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of any such person, a copy of all documents which are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Mark A. Anderson, Executive Vice President, Community First Bankshares, Inc., 520 Main Avenue, Fargo, North Dakota 58124-0001, telephone number (701) 298-5600.

                                  TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Available Information......................................................... 3
Incorporation of Certain Information by Reference............................. 3
Prospectus Summary............................................................ 5
Certain Factors.............................................................. 16
Recent Developments.........................................................  18
Use of Proceeds.............................................................. 21
The Exchange Offer........................................................... 21
Description of the New Notes................................................  28
Certain Federal Income Tax Consequences...................................... 34
Plan of Distribution......................................................... 35
Legal Matters................................................................ 36
Experts...................................................................... 36

--------------------------------------------------------------------------------

                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE FINANCIAL STATEMENTS AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT CLEARLY SUGGESTS OTHERWISE, REFERENCES TO THE COMPANY INCLUDE THE COMPANY AND ITS SUBSIDIARIES.

                                     THE COMPANY

    Community First Bankshares, Inc., a Delaware corporation (the "Company"), is a multi-bank holding company that as of August 31, 1997 operated banks and bank branches (the "Company Banks") in 103 communities in Colorado, Iowa, Minnesota, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming and had total assets of approximately $4.2 billion. The Company operates community banks primarily in small and medium-sized communities and the surrounding market areas. The Company provides a full range of financial products and services to individuals and businesses, including commercial and consumer banking, trust, insurance and investment services.

    The Company's primary strategy is to operate and continue to acquire banks and bank branches in communities which generally have populations between 3,000 and 50,000 and are located in the Company's key target acquisition states of Arizona, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming, and additionally in the adjacent states of Idaho, Illinois, Missouri, New Mexico, Oklahoma and Utah (this seventeen state area is collectively referred to as the "Acquisition Area"). Such communities are believed to provide the Company with the opportunity for a stable, relatively low-cost deposit base. The individual banks and bank branches sought to be acquired by the Company generally have approximately $20 million to $150 million in assets.

    On July 14, 1997, the Company acquired KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), a subsidiary of KeyCorp, for a cash purchase price of approximately $135 million. As of June 30, 1997, KeyBank Wyoming had total assets of approximately $1.2 billion and banking offices in 24 communities in Wyoming. The transaction was accounted for as a business combination. See "Recent Developments - Recent Acquisitions."

    On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities (this former bank and its branches are referred to as the "Mountain Parks Banks").
The facilities in two of these communities were sold following the acquisition. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million. The Mountain Parks Banks are located in winter ski and summer recreational areas in the Colorado mountains and in the greater Denver/Boulder metropolitan area. See "Recent Developments - Recent Acquisitions."

    On August 22 and August 28, 1997, respectively, the Company entered into separate merger agreements to acquire First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit") and Republic National Bancorp, Inc., Phoenix, Arizona ("Republic"). As of June 30, 1997, Summit had total assets of approximately $88 million and Republic had total assets of approximately $53 million respectively. Consummation of the Summit and Republic transactions is contingent upon, among other things, regulatory approval and is anticipated to occur during the fourth quarter of 1997. These business combinations are expected to be accounted for as a pooling of interests. See "Recent Developments - Pending Acquisitions."

    On September 10, 1997, the Company entered into an Office Purchase and Assumption Agreement (the "Branch Purchase Agreement") to acquire 37 branch banks located in Arizona, Colorado and Utah (the "Bank One Branches") from three subsidiary banks of Banc One Corporation. At June 30, 1997, the Bank One Branches had total deposits of $639 million and loans of $70 million. Under the terms of the Branch Purchase Agreement, the Company will pay a purchase price premium equal to 6% of Bank One Branches deposits, or approximately $38.3 million. Consummation of the Branch Purchase Agreement is contingent upon regulatory approval, among other things, and is anticipated to occur during the fourth quarter of 1997. See "Recent Developments - Pending Acquisitions."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

    The Company provides its banks with the advantages of affiliation with a multi-bank holding company, such as data processing services, credit policy formulation and review, investment management and specialized staff support, while granting substantial autonomy to managers of the Company Banks with respect to day-to-day operations, customer service decisions and marketing. The Company Banks are encouraged to participate in community activities, support local charities and community development, and otherwise to serve their communities.

    The Company's principal executive offices are located at 520 Main Avenue, Fargo, North Dakota 58124-0001 and its telephone number is (701) 298-5600. The Company also maintains a web site at http://www.cfbx.com.


                                          6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE EXCHANGE OFFER

The Exchange Offer. . . . . . . . . . .     The Company is offering to exchange up to $60,000,000 aggregate principal amount of the New Notes for a like principal amount of its Old Notes.  The Company will issue the New Notes to holders on or promptly after the Expiration Date (as defined below).

                                            Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and certain broker-dealers and their affiliates) without compliance with the registration and prospectus delivery provisions of the
                                            Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes.  See "Plan of Distribution."

                                            The Exchange Offer applies to $60,000,000 aggregate principal amount of the Old
                                            Notes.  The terms of the New Notes are substantially the same as the terms of the
                                            Old Notes except that the New Notes have been registered under the Securities Act.
                                            The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.  See "Description of New Notes."

Expiration Date . . . . . . . . . . . .     The Exchange Offer will expire at 5:00 p.m., New York City time, on________________, 1997 unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Accrued Interest
 on the New Notes
 and Old Notes  . . . . . . . . . . . .     Each New Note will bear interest from its issuance date.  Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the issuance date of the New Notes.  Such interest will be paid on December 31, 1997 with the first interest payment on the New Notes.  Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the
                                            New Notes.

Conditions to the
  Exchange Offer. . . . . . . . . . . .     The Exchange Offer is subject to certain customary conditions, which may be waived by the Company.  See "The Exchange Offer - Conditions."


                                          7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Procedures for Tendering
  Old Notes . . . . . . . . . . . . . .     Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the accompanying Letter of Transmittal (the "Letter of Transmittal") or a
                                            facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the Exchange Agent (as defined below) at the address set forth herein.  By executing the Letter of
                                            Transmittal, each holder will represent to the Company that, among other things, (i)
                                            the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, (ii) neither the holder nor any such other person is engaging in, or intends to engage or has an arrangement or understanding with any person to participate in the distribution of such
                                            New Notes and (iii) neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company.  In the case of a broker-dealer that receives New Notes for its own account in exchange for Old Notes which were acquired by it as a result of market-making or other  trading activities, the Letter of Transmittal will also include an acknowledgment that the broker-dealer will deliver a copy of this Prospectus in connection with the resale by it of New Notes received pursuant to the Exchange Offer.  See "The Exchange Offer - Purpose and Effect
                                            of the Exchange Offer," "The Exchange Offer - Procedures for Tendering" and "Plan of
                                            Distribution."  Following the consummation of the Exchange Offer, holders of Old Notes not tendered or tendered and not accepted will not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer.
                                            Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

Special Procedures for
  Beneficial Owners . . . . . . . . . .     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.  If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of
                                            Transmittal and delivering his or her Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder.  The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration
                                            Date.

Guaranteed Delivery
  Procedures. . . . . . . . . . . . . .     Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -  Guaranteed Delivery
                                            Procedures."

Withdrawal Rights . . . . . . . . . . .     Tenders may be withdrawn at any time prior to 5:00 p.m., New York City time, on the
                                            Expiration Date by furnishing a written or facsimile transmission notice of withdrawal to the Exchange Agent containing the information set forth in "The Exchange Offer -
                                            Withdrawal of Tenders."


                                          8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Certain Federal Income
  Tax Considerations. . . . . . . . . .     For a discussion of certain Federal income tax considerations relating to the exchange of the Old Notes for the New Notes, see "Certain Federal Income Tax Consequences."

Acceptance of Old Notes
and Delivery of  New Notes. . . . . . .     The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date.
                                            The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date.  See "The Exchange Offer-Terms of the Exchange Offer."

Exchange Agent. . . . . . . . . . . . .     Norwest Bank Minnesota, National Association (the "Exchange Agent") is serving as
                                            Exchange Agent in connection with the Exchange Offer.

                                                                THE NEW NOTES

Securities Offered. . . . . . . . . . .     $60,000,000 aggregate principal amount of 7.30% Subordinated Notes Due 2004 (the "New
                                            Notes").

Denominations . . . . . . . . . . . . .     $1,000 and integral multiples thereof.

Minimum Investment. . . . . . . . . . .     $100,000.

Maturity  . . . . . . . . . . . . . . .     June 30, 2004.

Optional or Mandatory Redemption. . . .     None.

Mandatory Redemption. . . . . . . . . .     None.

Sinking Fund. . . . . . . . . . . . . .     None.

Interest Payment Dates. . . . . . . . .     Semiannually on June 30 and December 31 of each year, commencing December 31, 1997.
                                            The first interest payment will represent interest from the date of issuance of the New
                                            Notes to December 31, 1997.  See "Description of the New Notes -- General."

Limited rights of acceleration. . . . .     Payment of principal of the New Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company which constitute an Acceleration Event (as defined).  There is no right of acceleration in the case of a default in the payment of principal of or interest on the New Notes or the performance of any other covenant of the Company in the Indenture.  See
                                            "Description of the New Notes -- Acceleration Events."

Restrictive Covenants . . . . . . . . .     The indenture pursuant to which the New Notes will be issued (the "Indenture"), among other things, restricts the ability of the Company under certain circumstances to pay cash dividends or to make other capital distributions.  See "Description of the New
                                            Notes -- Restriction on Dividends and Other Distributions."


                                          9
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
--------------------------------------------------------------------------------

Use of proceeds . . . . . . . . . . . .     The Company will not receive any proceeds from this offering.  See "Use of Proceeds."

Subordination . . . . . . . . . . . . .     The New Notes will be unsecured general obligations of the Company and will be subordinated to all existing and future Senior Indebtedness" (as defined) of the
                                            Company in the manner and to the extent described herein.  Senior Indebtedness of the
                                            Company aggregated approximately $79 million as of June 30, 1997.  On a pro forma basis, reflecting the subsequent issuance of additional long-term debt incurred in connection with the acquisition of KeyBank Wyoming, at June 30, 1997 Senior
                                            Indebtedness would have been approximately $109 million.  There is no limitation on the Company's ability to create or incur Senior Indebtedness or indebtedness ranking on a parity with the New Notes. See "Description of the New Notes -- Subordination."

Rating. . . . . . . . . . . . . . . . .     The New Notes have been rated BBB by Duff & Phelps Credit Rating Co. and BBB-by
                                            Fitch Investors Service, L.P.

                                   CERTAIN FACTORS

    Offerees should consider carefully the specific information set forth under "Certain Factors" and the other information set forth in this Prospectus before determining whether to accept the Exchange Offer.


                                          10
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
--------------------------------------------------------------------------------

                    SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
    The following table sets forth certain consolidated financial data concerning the Company. The summary financial data for each of the five years ended December 31, 1996 is derived from the audited consolidated financial statements of the Company, and related notes thereto, incorporated herein by reference. The summary financial data as of and for the six months ended June 30, 1997 and 1996 have been derived from the Company's unaudited consolidated financial statements. The unaudited consolidated financial statements reflect, in the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation of financial condition and results of operations. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year. The summary financial data should be read in conjunction with the consolidated financial statements of the Company, and the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which report is incorporated herein by reference.

                                               Six Months
                                             Ended June 30,                              Year Ended December 31,
                                             --------------          --------------------------------------------------------
                                          1997         1996          1996         1995         1994        1993        1992
                                          ----         ----          ----         ----         ----        ----        ----
                                             (unaudited)
                                                                  (Dollars in thousands, except per share data)
HISTORICAL OPERATING DATA:
Interest income . . . . . . . . . . . .  $126,903    $ 109,201   $ 229,426    $ 192,868   $ 143,237    $ 121,146    $115,309
Interest expense. . . . . . . . . . . .    51,089       45,522      95,234       82,891      53,468       47,271      50,870
                                                                  ---------    ---------   ---------    ---------    --------
Net interest income . . . . . . . . . .    75,814       63,679     134,192      109,977      89,769       73,875      64,439
Provision for loan losses . . . . . . .     5,032        2,331       6,757        2,711       1,839        2,149       2,433
                                          --------    --------    ---------    ---------   ---------    ---------    --------
Net interest income after
   provision for loan losses. . . . . .    70,782       61,348     127,435      107,266      87,930       71,726      62,006
Noninterest income. . . . . . . . . . .    19,968       12,617      27,370       22,488      18,992       18,158      14,640
Noninterest expense . . . . . . . . . .    57,716       46,657     104,288       82,593      70,241       60,854      52,992
                                          --------    --------    ---------    ---------   ---------    ---------    --------
Income before income taxes,
   extraordinary item and
   cumulative   effect of
   accounting change. . . . . . . . . .    33,034       27,308      50,517       47,161      36,681       29,030      23,654
Provision for income taxes. . . . . . .    11,102        9,439      18,007       17,208      13,952       10,775       8,546
                                          --------    --------    ---------    ---------   ---------    ---------    --------
Income before extraordinary
   item and cumulative effect
   of accounting change . . . . . . . .    21,932       17,869      32,510       29,953      22,729       18,255      15,108
Extraordinary item, net of tax (1). . .      (265)          --          --           --          --           --          --
Cumulative effect of accounting
   change . . . . . . . . . . . . . . .        --           --          --           --          --          359          --
                                          --------    --------    ---------    ---------   ---------    ---------    --------
Net income. . . . . . . . . . . . . . .    21,667       17,869      32,510       29,953      22,729       18,614      15,108
Dividends on preferred stock (2). . . .        --          805       1,610        1,610       1,091           --          --
                                          --------    --------    ---------    ---------   ---------    ---------    --------
Net income applicable to common
   equity . . . . . . . . . . . . . . .  $ 21,667    $  17,064   $  30,900    $  28,343   $  21,638    $  18,614    $ 15,108
                                          --------    --------    ---------    ---------   ---------    ---------    --------
                                          --------    --------    ---------    ---------   ---------    ---------    --------
Earnings per common and common
   equivalent share:
   Primary earnings per share before
      extraordinary item and cumulative
      effect of accounting change . . .  $   1.20    $    1.04   $    1.85    $    1.82     $  1.48    $    1.29    $   1.07
   Extraordinary item, net of tax (1) .     (0.02)          --          --           --          --           --          --
   Cumulative effect of accounting
      change. . . . . . . . . . . . . .        --           --          --           --          --         0.03          --
   Primary earnings per share . . . . .  $   1.18    $    1.04   $    1.85    $    1.82     $  1.48    $    1.32    $   1.07
   Fully diluted earnings per share
      before extraordinary item and
      cumulative effect of accounting
      change. . . . . . . . . . . . . .  $   1.17    $    1.00   $    1.79    $    1.74     $  1.42    $    1.27    $   1.07
   Extraordinary item, net of tax (1) .     (0.02)          --          --           --          --           --          --
   Cumulative effect of accounting
      change. . . . . . . . . . . . . .        --           --          --           --          --         0.03
   Fully diluted earnings per share . .  $   1.15    $    1.00    $   1.79    $    1.74     $  1.42    $    1.30    $   1.07


                                          11
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

--------------------------------------------------------------------------------

                                               Six Months
                                             Ended June 30,                              Year Ended December 31,
                                             --------------          --------------------------------------------------------
                                          1997         1996          1996         1995         1994        1993        1992
                                          ----         ----          ----         ----         ----        ----        ----
                                             (unaudited)
                                                                  (Dollars in thousands, except per share data)
Average common  shares outstanding:
   Primary. . . . . . . . . . . . . . .   18,343,078  16,451,408   16,699,021  15,543,129   14,580,309  14,098,585   14,080,526
   Fully diluted. . . . . . . . . . . .   18,773,723  17,923,147   18,154,966  17,276,050   16,136,433  14,396,532   14,087,606

HISTORICAL OPERATING RATIOS AND OTHER
   DATA:
Return on average assets (3). . . . . .        1.41%       1.30%        1.13%       1.24%        1.13%       1.10%        1.04%
Return on average common
  shareholders' equity (3). . . . . . .       18.22%      18.27%       15.69%      18.19%       16.77%      16.64%       15.10%
Net interest margin (3) . . . . . . . .        5.53%       5.24%        5.32%       5.06%        4.95%       4.74%        4.85%
Net charge-offs to average loans (3). .        0.21%       0.12%        0.22%       0.17%        0.00%       0.08%        0.33%
Ratio of earnings to fixed charges (4):
    Excluding interest on deposits. . .        4.86x       4.96x        4.14x       4.46x        5.23x       7.60x        8.53x
    Including interest on deposits. . .        1.65x       1.58x        1.52x       1.55x        1.66x       1.61x        1.46x

HISTORICAL FINANCIAL CONDITION DATA
   (END OF PERIOD):
Assets. . . . . . . . . . . . . . . . .   $3,164,899  $2,818,818   $3,116,398  $2,769,976   $2,130,619  $1,883,794   $1,576,275
Loans . . . . . . . . . . . . . . . . .    2,175,593   1,851,429    2,064,108   1,767,193    1,330,146   1,037,666      813,550
Investment securities (5) . . . . . . .      711,357     723,213      729,236     717,342      613,239     653,722      579,078
Deposits. . . . . . . . . . . . . . . .    2,470,691   2,322,394    2,537,440   2,359,716    1,794,565   1,627,989    1,374,859
Long-term debt. . . . . . . . . . . . .       78,566      39,086       46,750      81,288       38,092      48,354       18,015
Preferred shareholders' equity (2). . .           --      23,000       22,988      23,000       23,000          --           --
Common shareholders' equity . . . . . .      261,385     190,999      221,583     181,004      134,701     125,071      103,911
Book value per common share . . . . . .        14.00       11.80        12.92       11.25         9.23        8.78         7.64
Tangible book value per
  common share. . . . . . . . . . . . .        11.88        9.64        10.63        9.08         8.09        7.93         7.01

HISTORICAL FINANCIAL CONDITION RATIOS
   (END OF PERIOD):
Nonperforming assets to total loans
  and OREO. . . . . . . . . . . . . . .        0.77%       0.38%        0.70%       0.31%        0.34%       0.62%        1.13%
Allowance for loan losses to
  total loans . . . . . . . . . . . . .        1.39%       1.30%        1.27%       1.29%        1.30%       1.38%        1.38%
Allowance for loan losses to
  nonperforming loans . . . . . . . . .         203%        479%         201%        608%         537%        296%         224%

REGULATORY CAPITAL RATIOS
   (END OF PERIOD):
Tier 1 capital. . . . . . . . . . . . .       11.26%       8.82%        8.88%       8.51%       10.64%      10.16%       10.97%
Total capital . . . . . . . . . . . . .       15.34%      11.19%       11.10%      11.18%       13.46%      13.44%       12.47%
Leverage ratio. . . . . . . . . . . . .        8.89%       6.53%        6.62%       6.10%        7.12%       6.12%        6.40%

NET INCOME AND RATIOS EXCLUDING
   GOODWILL AND OTHER INTANGIBLE ASSETS
   AMORTIZATION AND BALANCES  ("CASH"):
Net income applicable to common
  equity. . . . . . . . . . . . . . . .      $23,336     $18,365    $  33,714   $  30,522    $  23,194   $  19,948    $  15,896
Fully diluted earnings per share. . . .      $  1.24     $  1.07    $    1.95   $    1.86    $    1.50   $    1.39    $    1.13
Return on average assets (3). . . . . .         1.53%       1.41%        1.25%       1.34%        1.22%       1.18%        1.10%


                                          12
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
--------------------------------------------------------------------------------

Return on average common
  shareholders' equity (3). . . . . . .        19.62%     19.67%       17.12%      19.58%       17.98%      17.83%       15.89%

--------------------------


(1) Represents the loss from early extinguishment of debt, less applicable income taxes of $159,000.
(2) The Company called its 7% Cumulative Convertible Preferred Stock for redemption in March 1997. See "Recent Developments -- Other Recent Developments."
(3) Annualized based on results for the six months ended June 30, 1997 and 1996.
(4) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, extraordinary items and fixed charges. Fixed charges represent interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends are assumed to equal the amount of pre-tax income that would be necessary to pay such dividends.
(5) Includes available-for-sale securities and held-to-maturity securities.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

              SUMMARY PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
    The following unaudited pro forma condensed combined financial information is presented to show the impact on the Company's historical financial position and results of operations of the acquisition of KeyBank Wyoming in July 1997, which is being accounted for under the purchase method of accounting. See "Recent Developments." The unaudited pro forma condensed combined financial condition data assumes that the acquisition was consummated on the last day of each period presented, and the unaudited pro forma condensed combined operating data assumes that the acquisition was consummated at the beginning of each period presented. The unaudited pro forma condensed combined operating data also assumes that the following events occurred at the beginning of each period presented: (i) the $60 million offering of 8 7/8% Cumulative Capital Securities completed in February 1997, (ii) the redemption on March 31, 1997 of the Company's 7.75% Subordinated Notes due 2000 in the principal amount of $23 million, and (iii) the conversion during March 1997 of substantially all of the Company's 7% Cumulative Convertible Preferred Stock. See "Recent Developments -- Other Recent Developments." The pro forma information should be read in conjunction with the historical consolidated financial statements (including the related notes thereto) of the Company incorporated herein by reference. The pro forma information is not necessarily indicative of the financial condition of the Company that would have resulted had the acquisition been consummated on the last day of each period presented, or of the results of operations that would have resulted had the acquisition and other assumed events been consummated at the beginning of the periods for which data is presented, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.

                                                                                     Six Months               Year Ended
                                                                                 Ended June 30, 1997       December 31, 1996
                                                                                 -------------------       -----------------
                                                                                (Dollars in thousands, except per share data)
                                                                                                  (Unaudited)
PRO FORMA OPERATING DATA:
Interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $161,598                  $306,507
Interest expense. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         68,114                   137,760
                                                                                      --------                  --------
Net interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         93,484                   168,747
Provision for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,008                     9,015
                                                                                      --------                  --------
Net interest income after  provision for  loan losses . . . . . . . . . . . . .         88,476                   159,732
Noninterest income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         25,261                    38,188
Noninterest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         77,873                   147,354
                                                                                      --------                  --------
Income before income taxes, extraordinary item and
  cumulative effect of accounting change. . . . . . . . . . . . . . . . . . . .         35,864                    50,566
Provision for income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . .         11,417                    16,780
                                                                                      --------                  --------
Income before extraordinary item and cumulative effect of
  accounting change . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         24,447                    33,786
Extraordinary item, net of tax (1). . . . . . . . . . . . . . . . . . . . . . .           (265)                       --
Cumulative effect of accounting change. . . . . . . . . . . . . . . . . . . . .             --                        --
                                                                                      ---------                 --------
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         24,182                    33,786
Earnings per common and common equivalent share:
  Primary earnings per share  before extraordinary item and
     cumulative effect of accounting change . . . . . . . . . . . . . . . . . .       $   1.33                     $1.86
  Extraordinary item, net of tax (1). . . . . . . . . . . . . . . . . . . . . .          (0.01)                       --
  Cumulative effect of accounting change. . . . . . . . . . . . . . . . . . . .             --                        --
  Primary earnings per share. . . . . . . . . . . . . . . . . . . . . . . . . .       $   1.32                     $1.86
  Fully diluted earnings per share before extraordinary
    item and cumulative effect of accounting change . . . . . . . . . . . . . .       $   1.30                     $1.86
  Extraordinary item, net of tax (1). . . . . . . . . . . . . . . . . . . . . .          (0.01)                       --
  Cumulative effect of accounting change. . . . . . . . . . . . . . . . . . . .           --                          --
  Fully diluted earnings per share. . . . . . . . . . . . . . . . . . . . . . .       $   1.29                     $1.86
Average common shares outstanding:
  Primary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     18,343,078                18,141,716
  Fully diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     18,773,723                18,154,966


                                          14
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
--------------------------------------------------------------------------------

                                                                                     Six Months               Year Ended
                                                                                 Ended June 30, 1997       December 31, 1996
                                                                                 -------------------       -----------------
                                                                                (Dollars in thousands, except per share data)
                                                                                                  (Unaudited)
PRO FORMA OPERATING RATIOS AND OTHER DATA:
Return on average assets (2) . . . . . . . . . . . . . . . . . . . . . . . . .          1.16%                      0.85%
Return on average common shareholders' equity (2). . . . . . . . . . . . . . .         20.33%                     15.29%
Net interest margin (2). . . . . . . . . . . . . . . . . . . . . . . . . . . .          5.13%                      5.04%
Net charge-offs to average loans (2) . . . . . . . . . . . . . . . . . . . . .          0.18%                      0.17%
Ratio of earnings to fixed charges (3):
  Excluding interest on deposits . . . . . . . . . . . . . . . . . . . . . . .          4.91x                      3.47x
  Including interest on deposits . . . . . . . . . . . . . . . . . . . . . . .          1.53x                      1.37x

PRO FORMA FINANCIAL CONDITION DATA (END OF PERIOD):
Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $4,149,465                $4,182,295
Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2,613,973                 2,561,930
Investment securities (4). . . . . . . . . . . . . . . . . . . . . . . . . . .       1,000,186                   993,741
Deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,402,566                 3,532,928
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         109,171                   123,750
Common shareholders' equity. . . . . . . . . . . . . . . . . . . . . . . . . .         261,385                   245,636
Book value per common share. . . . . . . . . . . . . . . . . . . . . . . . . .           14.00                     13.21
Tangible book value per common share . . . . . . . . . . . . . . . . . . . . .            8.57                      7.76

PRO FORMA FINANCIAL CONDITION RATIOS (END OF PERIOD):
Nonperforming assets to total loans and OREO (5) . . . . . . . . . . . . . . .           1.05%                     0.84%
Allowance for loan losses to total loans . . . . . . . . . . . . . . . . . . .           1.44%                     1.33%
Allowance for loan losses to nonperforming loans (5) . . . . . . . . . . . . .         156.63%                      187%

REGULATORY CAPITAL RATIOS (END OF PERIOD):
Tier 1 capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.19%                     6.71%
Total capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10.52%                    10.21%
Leverage ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5.25%                     4.97%
NET INCOME AND RATIOS EXCLUDING GOODWILL AND OTHER
   INTANGIBLE ASSETS AMORTIZATION AND BALANCES ("CASH"):
Net income applicable to common equity . . . . . . . . . . . . . . . . . . . .      $   26,217                $   39,703
Fully diluted earnings per share . . . . . . . . . . . . . . . . . . . . . . .      $     1.40                $     2.19
Return on average assets (2) . . . . . . . . . . . . . . . . . . . . . . . . .           1.29%                     1.03%
Return on average common shareholders' equity (2). . . . . . . . . . . . . . .          22.04%                    17.97%


(1) Represents loss from early extinguishment of debt, less applicable income taxes of $159,000.
(2) Annualized based on results for the six months ended June 30, 1997.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, extraordinary items and fixed charges. Fixed charges represent interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends are assumed to equal the amount of pre-tax income that would be necessary to pay such dividends.
(4) Includes available-for-sale securities and held-to-maturity securities.
(5) Adjusted to reflect nonperforming assets (consisting entirely of nonperforming loans) of KeyBank Wyoming retained by KeyCorp at closing.


                                          15
--------------------------------------------------------------------------------

                                   CERTAIN FACTORS

    OFFEREES SHOULD CONSIDER CAREFULLY THE FOLLOWING SPECIFIC INFORMATION, AS WELL AS OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE DETERMINING WHETHER TO ACCEPT THE EXCHANGE OFFER.

RISKS INVOLVED IN ACQUISITION STRATEGY

    The Company's acquisitions will continue to present material risks, as the Company has grown and intends to continue to grow primarily through acquisitions of banks and other financial institutions. Such acquisitions involve risks of adversely changing results of operations, unforeseen liabilities or asset quality problems of acquired entities and other conditions beyond the control of the Company, such as adverse personnel relations, loss of customers because of change of identity, and deterioration in local economic conditions. In connection with the recent acquisitions of Mountain Parks and KeyBank Wyoming, such risks are heightened by the fact that KeyBank Wyoming and Mountain Parks are the largest institutions acquired to date by the Company. The proposed Bank One acquisition also represents a large acquisition for the Company, and the Company also has recently entered into two additional merger agreements. See "Recent Developments."

    The recent acquisition of KeyBank Wyoming by the Company will likely have a significant impact on the financial condition and results of operation of the Company, including an impact on many performance-related ratios. For example, the purchase is expected to result in the recognition of approximately $60 million in goodwill, which will increase intangible assets of the Company. As a result of this increase and the increase in total assets resulting from the acquisition, the tangible capital of the Company and its principal capital ratios will decline. In addition, the increase in indebtedness will result in a decline in the leverage ratio. See "Summary Pro Forma Condensed Combined Financial Information." Following the acquisition, the Company and its affiliates expect to be well-capitalized as defined by bank regulators.
Further, the acquisition has introduced the Company's systems and services to new markets. The Company's financial results will depend on the Company's ability to successfully integrate the operations of KeyBank Wyoming and the Company's proposed acquisition targets into the Company's operations, including decentralizing the business operations of KeyBank Wyoming and successfully integrating the data processing functions of all of such institutions.

SOURCE OF PAYMENTS TO HOLDERS OF NEW NOTES

    As a holding company, with the substantial majority of its assets represented by its equity interest in its subsidiary banks, the Company's ability to pay interest on the New Notes depends primarily upon the cash dividends the Company receives from the subsidiary banks. Dividend payments from the subsidiary banks are subject to regulatory limitations, generally based on current and retained earnings, imposed by the various regulatory agencies with authority over the respective subsidiary banks. Payment of dividends is also subject to regulatory restrictions if such dividends would impair the capital of the subsidiary banks. Payment of subsidiary bank dividends is also subject to the bank's profitability, financial condition and capital expenditures and other cash flow requirements. No assurance can be given that the subsidiary banks will be able to pay dividends at past levels, or at all, in the future. The New Notes mature on June 30, 2004, and there is no sinking fund established or other provision for earlier retirement. See "Description of the New Notes."

SUBORDINATION OF NEW NOTES

    The payment of principal of and interest on the New Notes is unsecured and is subordinated in right of payment to all Senior Indebtedness of the Company, as defined in the Indenture. As a result, in the event of the dissolution, liquidation or reorganization of the Company or the occurrence and continuance of an event of default under any Senior Indebtedness, the holders of New Notes would not receive payment until the holders of Senior Indebtedness were fully satisfied or such event of default was cured or waived. Senior Indebtedness of the Company aggregated approximately $79 million as of June 30, 1997. On a pro forma basis, reflecting the issuance of additional long-term debt incurred through a line of credit in connection with the acquisition of KeyBank Wyoming, at June 30, 1997 Senior Indebtedness would have been approximately $109 million. There is no limitation on the Company's ability to create or incur Senior Indebtedness or indebtedness ranking on a parity with the New Notes. Further, because the Company is a bank holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the New Notes to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the New Notes will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including its banks, and holders of the New Notes should look only to the assets of the Company for payment on the New Notes. See "Description of the New Notes -- Subordination."

LIMITED TRADING MARKET; LACK OF LIQUIDITY

    As with the Old Notes, there can be no assurance as to the liquidity of any markets that exist or may develop for the New Notes, the ability of holders of the New Notes to sell their New Notes or the price at which holders would be able to sell their New Notes. Any trading in the New Notes might be limited and sporadic, and the New Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including, among other things, the Company's ability to effect the Exchange Offer, prevailing interest rates, the Company's operating results and the market for similar securities. Piper Jaffray Inc. and Keefe, Bruyette and Woods, Inc., the initial purchasers in the offering of Old Notes (the "Initial Purchasers") have advised the Company that they currently intend to make a market in the New Notes; however, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the New Notes offered hereby on any securities exchange.

    Historically, and particularly in recent periods, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. There can be no assurance that the market for the New Notes will not be subject to similar disruptions.

LIMITED RIGHT OF ACCELERATION OF NOTES

    Payment of principal of or interest on the New Notes may be accelerated only in the case of the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default in the payment of principal or interest on the New Notes or in the performance of any other covenant of the Company. See "Description of the New Notes -- Acceleration Events."

                                 RECENT DEVELOPMENTS


PENDING ACQUISITIONS

    The Company is in the process of completing the acquisitions described below.

    FIRST NATIONAL SUMMIT BANKSHARES, INC. On August 22, 1997, the Company executed an Agreement and Plan of Merger, including a First Amendment to the Agreement and Plan of Merger (the "Summit Merger Agreement"), with First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit") and Summit Acquisition Corporation. At June 30, 1997, Summit had offices in five locations in Colorado and had total assets of approximately $88 million, total deposits of approximately $77 million and total stockholders' equity of approximately $7 million. Pursuant to the Summit Merger Agreement, holders of Summit common stock will receive shares of common stock of the Company in exchange for their shares and holders of Summit preferred stock will receive $100 per share surrendered plus accrued but unpaid dividends to the effective time of the merger. On completion of the merger, and subject to adjustments as set forth in the Summit Merger Agreement, the Company expects to issue approximately 380,000 shares of common stock to the former holders of Summit common stock.
The Company expects to complete the acquisition of Summit, subject to regulatory approval, during the fourth quarter of 1997. The acquisition is expected to be accounted for as a pooling of interests.

    REPUBLIC NATIONAL BANCORP, INC.   On August 28, 1997, the Company executed
an Agreement and Plan of Merger (the "Republic Merger Agreement") with Republic National Bancorp, Inc., Phoenix, Arizona ("Republic") and Republic Acquisition Corporation. At June 30, 1997, Republic had one office location in Arizona and had total assets of approximately $53 million, total deposits of approximately $48 million and total stockholders' equity of approximately $5 million. On completion of the merger, and subject to adjustments set forth in the Republic Merger Agreement, the Company expects to issue approximately 375,000 shares of common stock to the consenting former holders of Republic common stock. The Company expects to complete the acquisition of Republic, subject to regulatory
approval, during the fourth quarter of 1997.   The acquisition is expected to be
accounted for as a pooling of interests.

    BANK ONE. On September 10, 1997, the Company entered into an Office Purchase and Assumption Agreement (the "Branch Purchase Agreement") with three subsidiary banks of Banc One Corporation. The Branch Purchase Agreement generally provides for the conveyance of 37 branch banks (the "Bank One Branches") located in Arizona (25 locations), Colorado (8 locations) and Utah (4 locations). At June 30, 1997, the Bank One Branches had total assets of $639 million and loans of $70 million. Under the terms of the Branch Purchase Agreement, the Company will pay a purchase price premium equal to 6% of Bank One Branches deposits, or approximately $38.3 million. Consummation of the Branch Purchase Agreement is contingent upon regulatory approval, among other things, and is anticipated to occur during the fourth quarter of 1997. The Company intends to purchase the Arizona and Utah branches through its newly-acquired Republic subsidiary bank, and the Company intends to purchase the Colorado branches through the Company's Colorado subsidiary bank. For accounting purposes, the transaction is expected to be accounted for as an acquisition of assets and assumption of liabilities.


RECENT ACQUISITIONS

    In 1997 and 1996, the Company completed the acquisitions described below.

    KEYBANK WYOMING.    On July 14, 1997, the Company purchased KeyBank
National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), from KeyCorp, its parent corporation, for a purchase price of $135 million. KeyBank Wyoming has been renamed "Community First National Bank." As of June 30, 1997, KeyBank Wyoming had total assets of approximately $1.2 billion and 28 banking offices located in 24 communities in Wyoming, including Cheyenne, Laramie, Casper, Sheridan and Jackson. KeyBank Wyoming provides a full range of commercial and consumer
banking services throughout the state of Wyoming.   The transaction was
accounted for as a business combination and resulted in the recognition of goodwill by the Company of approximately $60 million.

    Following the acquisition, the Company believes it is the largest banking network in Wyoming, with approximately $1.2 billion of assets and $1.0 billion in deposits, and banking offices serving 24 markets throughout Wyoming. If the acquisition had been completed on June 30, 1997, the Wyoming operations would have comprised more than 25% of the Company's assets and deposits on such date. Because the Company did not have any operations in Wyoming prior to the acquisition, the Company plans to maintain or increase KeyBank Wyoming's current staff level of 350 employees in Wyoming. KeyBank Wyoming's operations have been highly centralized in the KeyCorp organization. The Company will organize management for the KeyBank Wyoming offices to decentralize the operations to a large degree in order to implement the Company's policy of granting substantial autonomy to managers of the Company's Banks, thereby enhancing the ability of the Banks to make lending decisions and provide products, services and marketing on a local basis to the extent required within the Company's organization.

    MOUNTAIN PARKS FINANCIAL CORP. On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million and total stockholders' equity of approximately $57.1 million. Upon completion of the merger, the Company issued approximately 5.2 million shares of common stock to the former holders of Mountain Parks common stock. The market value of the Company's common stock issued in the merger was approximately $142.2 million, based on the closing price of the Company's common stock on the Nasdaq National Market on December 18, 1996.

    The Mountain Parks Banks offer a full range of commercial and consumer banking services and emphasize serving the needs and catering to the economic strengths of the communities in which they are located. The Mountain Parks Banks' primary lending focus is on commercial loans, real estate mortgage loans, residential real estate construction loans and, to a lesser extent, consumer loans. The operating strategy of the Mountain Parks Banks is to provide a high level of personal and professional commercial service and to promote employee participation in community affairs in order to build long-term relationships with established businesses and individual customers in its market areas. The Mountain Parks Banks are located in winter ski and summer recreational areas in the Colorado mountains (Breckenridge, Fairplay, Frisco, Kremmling and Silverthorne) and in the greater Denver/Boulder metropolitan area (Aurora, Boulder, Conifer, Denver, Elizabeth, Englewood, Evergreen, Kiowa, Louisville and Parker). Pursuant to commitments made with the Federal Reserve to address resulting concentrations in certain Colorado banking markets, the Company sold Mountain Parks banking offices in Granby and Grand Lake, Colorado on April 4, 1997, and sold its approximately 25% equity interest in Vail Bancorp, Inc.

    As part of the acquisition of Mountain Parks, the Company also acquired (i) an 85% interest in Equity Lending, Inc., a specialty consumer mortgage company involved in originating non-conforming residential mortgages in Arizona, Colorado, Minnesota and Wisconsin, and (ii) Mountain Parks Financial Services, Inc., a consumer finance company located in Denver, Colorado that focuses on the purchase, origination and servicing of consumer installment contracts, primarily sub-prime auto contracts. Mountain Parks Financial Services, Inc. had total assets of approximately $39 million as of June 30, 1997. On January 3, 1997, the Company acquired the remaining 15% interest in Equity Lending, Inc. Equity Lending, Inc. had total assets of approximately $62 million as of June 30, 1997.

    FINANCIAL BANCORP, INC. On October 1, 1996, the Company acquired Financial Bancorp, Inc., Trinidad, Colorado ("Financial Bancorp"), the holding company of Trinidad National Bank, Trinidad Colorado (the "Trinidad Bank"). At September 30, 1996, Financial Bancorp had total assets of approximately $69.5 million and total stockholders' equity of approximately $9.6 million. Upon completion of the merger, the Company issued 538,803 shares of common stock to the former holders of Financial Bancorp common stock. The market value of the Company's common stock issued in the merger was approximately $12.7 million, based on the closing price of the Company's common stock on the Nasdaq National Market on September 30, 1996. The Trinidad Bank is a community bank located in southeastern Colorado that serves a wide range of commercial, agricultural and consumer banking needs within its market. The Trinidad Bank is primarily engaged in attracting deposits and investing those funds in loans and investment securities.

OTHER RECENT DEVELOPMENTS

    During March 1997, the Company called for redemption its 7% Cumulative Convertible Preferred Stock ("Preferred Stock"). Holders of the Company's 919,900 depositary shares, which represented ownership of one-quarter share of the Preferred Stock, were permitted to convert their shares, prior to redemption, into common stock of the Company. Essentially all shares were converted to Common Stock, resulting in the issuance of approximately 1.4 million shares of Common Stock.

    During March, 1997, the Company redeemed its $23 million in aggregate principal amount of 7.75% Subordinated Notes (the "7.75% Notes"). The 7.75% Notes were redeemed at par plus accrued interest, resulting in an extraordinary loss of $265,000, net of taxes, on the early extinguishment of debt.

    On February 5, 1997 the Company issued $60 million of 8-7/8% Cumulative Capital Securities (the "Capital Securities") through CFB Capital I, a business trust subsidiary organized in January 1997. A portion of the proceeds were used to redeem the 7.75% Notes. The remainder of the proceeds of the offering will be used to pay a portion of the purchase price for KeyBank Wyoming. All $60 million of the Capital Securities qualify as Tier 1 Capital for regulatory capital purposes.

                                   USE OF PROCEEDS

    The Company will not receive any proceeds from the issuance of the New
Notes offered hereby. In consideration for the New Notes, as contemplated in this Prospectus, the Company will receive in exchange a like principal amount of Old Notes, which were privately placed by the Company on June 24, 1997, the terms of which are identical in all material respects to the New Notes. The Old Notes surrendered in exchange for the New Notes will be retired. Accordingly, the issuance of the New Notes will not result in any substantive change in the indebtedness of the Issuer. Net proceeds from the sale of the Old Notes were used to fund a portion of the purchase price for the Company's acquisition of KeyBank Wyoming.

    The New Notes will be treated as Tier 2 capital for regulatory purposes. Under current regulations, the principal amount of the New Notes qualifying as Tier 2 capital will decline 20% each year beginning five years from the date of maturity of the New Notes. As Tier 2 capital, the New Notes will help to strengthen further the capital structure of the Company.

                                  THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    The Old Notes were sold by the Company on June 24, 1997 (the "Closing
Date") to the Initial Purchasers, with further distribution permitted only to a limited number of institutional investors. In connection therewith, the Company entered into the Registration Rights Agreement with the Initial Purchasers (the "Registration Rights Agreement") as of the Closing Date for the benefit of the Initial Purchasers and their transferees, which requires, among other things, that (i) the Company file with the Commission within 90 days of the Closing Date a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material aspects to the Old Notes,
(ii) the Company use its best efforts to cause such registration statement to become effective under the Securities Act within 150 days of the Closing Date and, (iii) upon the effectiveness of that registration statement, the Company offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from a registered Holder. No securities other than the New Notes are included in the Exchange Offer.

    Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder of such New Notes (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and certain broker-dealers and their affiliates) without compliance with the registration and prospectus delivery provisions of the Securities Act, based on the representations of each person receiving New Notes to the effect that such New Notes are acquired in the ordinary course of such Holder's or any other such person's business and such Holder or any other such person does not intend to engage or participate and has no arrangement or understanding with any person to engage or participate in the distribution of such New Notes. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, any Holder which is a broker-dealer and which, having made certain representations in accepting the Exchange Offer, receives New Notes for its own account in exchange for Old Notes which were acquired by such broker-dealer as a result of market-making activities or other trading activities may be deemed to be an "underwriter" with respect to the New Notes and in connection with any resale of New Notes must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act (for which purposes this Prospectus may be used as the required prospectus).

    As a result of the filing and effectiveness of the Registration Statement (within the period specified in the Registration Rights Agreement) of which this Prospectus is a part, the Company will not be required to pay certain liquidated damages. Following the consummation of the Exchange Offer, Holders of Old Notes not tendered will not have any further registration rights, and Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal (together, the "Exchange Offer"), the Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

    The terms of the New Notes are substantially the same as the terms of the Old Notes except that the New Notes have been registered under the Securities Act. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

    As of the date of this Prospectus, $60,000,000 aggregate principal amount of the Old Notes is outstanding and there are 14 registered Holders. This Prospectus, together with the Letter of Transmittal, is being sent to all such registered Holders as of ____________, 1997.

    Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission thereunder.

    The Exchange Offer is not conditioned upon there being tendered any minimum aggregate principal amount of Old Notes. The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purposes of receiving the New Notes from the Company.

    If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on ______________, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The Expiration Date will be at least 30 business days after the commencement of the Exchange Offer. The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes by giving oral notice (confirmed in writing) or written notice to the Exchange Agent and by giving written notice of such extension to the Holders thereof or by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release through the Dow Jones News Service, in each case, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration date. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer.

    The Company expressly reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered Holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

    Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest from their date of issuance. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the New Notes. Such interest will be paid on December 31, 1997 with the first interest payment on the New Notes. Interest on the New Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

    The New Notes bear interest at a rate equal to 7.30% per annum. Interest on the New Notes is payable semi-annually on each June 30 and December 31, commencing on the first such date following their date of issuance.

PROCEDURES FOR TENDERING

    Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Note and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

    The tender by a Holder will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE LETTER OF TRANSMITTAL WILL INCLUDE REPRESENTATIONS TO THE COMPANY THAT, AMONG OTHER THINGS, (I) THE NEW NOTES RECEIVED PURSUANT TO THE EXCHANGE OFFER ARE BEING ACQUIRED IN THE ORDINARY COURSE OF BUSINESS OF THE PERSON RECEIVING SUCH NEW NOTES (WHETHER OR NOT SUCH PERSON IS THE HOLDER), (II) NEITHER THE HOLDER NOR ANY SUCH OTHER PERSON HAS AN ARRANGEMENT OR UNDERSTANDING WITH ANY PERSON TO PARTICIPATE IN THE DISTRIBUTION OF SUCH NEW NOTES, (III) NEITHER THE

HOLDER NOR ANY SUCH OTHER PERSON IS AN "AFFILIATE," AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, OF THE COMPANY, (IV) THE HOLDER IS NOT ENGAGED IN AND DOES NOT INTEND TO ENGAGE IN, A DISTRIBUTION OF THE NEW NOTES, AND (V) IF THE TENDERING HOLDER IS A BROKER OR DEALER (AS DEFINED IN THE EXCHANGE ACT) (X) IT ACQUIRED THE OLD NOTES FOR ITS OWN ACCOUNT AS A RESULT OF MARKET MAKING ACTIVITIES OR OTHER TRADING ACTIVITIES AND (Y) IT HAS NOT ENTERED INTO ANY ARRANGEMENT OR UNDERSTANDING WITH THE COMPANY OR ANY "AFFILIATE" OF THE COMPANY (WITHIN THE MEANING OF RULE 405 UNDER THE SECURITIES ACT) TO DISTRIBUTE THE NEW NOTES TO BE RECEIVED IN THE EXCHANGE OFFER. IN THE CASE OF A BROKER-DEALER THAT RECEIVED NEW NOTES FOR ITS OWN ACCOUNT IN EXCHANGE FOR OLD NOTES WHICH WERE ACQUIRED BY IT AS A RESULT OF MARKET-MAKING OR OTHER TRADING ACTIVITIES, THE LETTER OF TRANSMITTAL WILL ALSO INCLUDE AN ACKNOWLEDGMENT THAT THE BROKER-DEALER WILL DELIVER A COPY OF THIS PROSPECTUS IN CONNECTION WITH THE RESALE BY IT OF NEW NOTES RECEIVED PURSUANT TO THE EXCHANGE OFFER. SEE "PLAN OF DISTRIBUTION."

    The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder. Instead of delivery by mail, it is recommended that Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such Holders.

    Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to registered ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or notice of withdrawal, as the case may be are required to be guaranteed, such guarantee must be by a financial institution which is a commercial bank or trust company located or having an office or correspondence in the United States, or any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., which firm or financial institution must also be a member of or participant in the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program of the New York Stock Exchange Medallion Signatures Program (any such firm or financial institution, an "Eligible Institution.")

    If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

    If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    The Exchange Agent has established accounts with respect to the Old Notes at the book-entry transfer facility, The Depository Trust Company (the "Book-Entry Transfer Facility"), for the purpose of facilitating the Exchange Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instruction in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

         (a)  the tender is made through an Eligible Institution;

         (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

         (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), in proper form for transfer, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding upon all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

         (a) Any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company, or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries;

         (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company, or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company;

         (c) any law, statute, rule or regulation is proposed, adopted or enacted which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

         (d) any governmental approval has not been obtained, which approval the Company shall in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

    If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

EXCHANGE AGENT

    Norwest Bank Minnesota, National Association, St. Paul, Minnesota, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

BY REGISTERED OR CERTIFIED MAIL:                      BY OVERNIGHT COURIER:
Norwest Bank Minnesota, National Association          Norwest Bank Minnesota, National Association
P. O. Box 738                                         161 North Concord Exchange
161 North Concord Exchange                            St. Paul, Minnesota 55075
St. Paul, Minnesota 55075-0738                        Attn:  Corporate Trust Services


BY FACSIMILE:                                         BY HAND:
(612) 450-2452                                        Norwest Bank Minnesota, National Association
Attn: Corporate Trust Services                        161 North Concord Exchange
                                                      St. Paul, Minnesota 55075
Confirm by telephone:                                 Attn:  Corporate Trust Services
(800) 468-9716


SOLICITATION OF TENDERS; FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $ 50,000. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees, and printing costs.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts are not tendered or accepted for exchange or are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

    The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

OTHER

    Participation in the Exchange Offer is voluntary. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Registration Rights Agreement. Holders of the Old Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of the New Notes." All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

    The Company may in the future seek to acquire untendered Old Notes in open market or through privately negotiated transactions, subject to provisions of its debt agreements, through subsequent offers or otherwise. The Company has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Old Notes which are not tendered pursuant to the Exchange Offer.


                             DESCRIPTION OF THE NEW NOTES

GENERAL

    The New Notes will be issued by the Company under an indenture (the "Indenture") between the Company and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Notes are not savings accounts or deposits of the Company Banks and are not insured by the FDIC, any other governmental agency or otherwise. The following summary of certain provisions of the Indenture and the New Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and the New Notes, including the definitions therein of terms not defined in this Prospectus.

TERMS

    The New Notes offered herein will be limited to $60,000,000 in aggregate principal amount. The New Notes will be issued in registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof. Interest on the New Notes will accrue from the date of original issuance and will be payable semi-annually on the 30th day of June and the 31st day of December, commencing December 31, 1997, at the rate per annum stated on the cover page of this Prospectus. Interest will be payable to the person in whose name the New Note is registered at the close of business on the relevant record date which will be the 15th day of the month in which the relevant interest payment date occurs. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Interest shall be payable to and excluding any Interest Payment Date. The New Notes will mature on June 30, 2004. The Trustee will authenticate and deliver the New Notes for original issue in an aggregate principal amount of $60,000,000.

    Principal and interest will be payable at an office or agency to be maintained by the Company in Minneapolis, Minnesota, except that, at the option of the Company, interest may be paid by check mailed to, or wire transfer to the account maintained by the person entitled thereto. The New Notes may be presented for registration of transfer or exchange at an office or agency to be maintained by the Company. The New Notes will be exchangeable without service charge, but the Company may require payment to cover taxes or other government charges. The New Notes will not be secured by the assets of the Company or any of its Subsidiaries or Affiliates or otherwise and will not have the benefit of a sinking fund for the retirement of principal. In addition, the rights of the Company to participate in any distribution of assets of any Subsidiary, including a Bank, upon its liquidation or reorganization or otherwise (and thus the ability of the Holders of the New Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of that Subsidiary. Claims on the Company's Subsidiaries by creditors other than the Company may include substantial obligations with respect to deposit liabilities, federal funds purchased and securities sold under repurchase agreements and other debt obligations. There are also limitations on the extent to which the Banks may
pay dividends or make other payments to the Company.   See "Certain Factors --
Source of Payments to Holders of New Notes."

    The Indenture does not contain provisions that would provide protection to Holders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

OPTIONAL REDEMPTION

    The New Notes may not be redeemed at the option of the Company until maturity, at which time the New Notes are required to be redeemed by the Company.

SINKING FUND

    There will be no mandatory sinking fund for the New Notes.

SUBORDINATION

    The New Notes are subordinated, in the manner and to the extent hereinafter described, to the prior payment in full of all "Senior Indebtedness" of the Company. Senior Indebtedness is defined as the principal of, premium, if any, and interest on (1) all indebtedness of the Company for money borrowed (including indebtedness of others guaranteed by the Company) other than the New Notes, whether outstanding on the date of the Indenture or thereafter created, assumed or incurred, (2) any amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in either case in the instrument creating or evidencing any such indebtedness or pursuant to which it is outstanding it is provided that such indebtedness is not superior in right of payment to the New Notes, and (3) Derivative Obligations (as defined below).

    For the purposes of such definition, "indebtedness for money borrowed" is defined as (a) any obligation of the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (b) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument, (c) any obligation of the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under general accepted accounting principals; provided, however, that the foregoing shall not include any obligation that constitutes a trade payable or accrued liability arising in the ordinary course of business.

    "Derivative Obligations" are defined as any obligations of the Company to make payment pursuant to the terms of any securities contracts and foreign currency exchange contracts, derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts other than obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the New Notes.

    Upon a distribution of assets in a dissolution, winding up, liquidation or reorganization of the Company, except a distribution in connection with a merger or consolidation or a conveyance or transfer of all or substantially all of the properties of the Company that complies with the provisions of the Indenture or if an event of default has occurred and is continuing with respect to any Senior Indebtedness, or if an Acceleration Event shall have occurred and the principal of the New Notes has been declared due and payable and such declaration has not been rescinded or annulled, then in any such instance all Senior Indebtedness must be paid in full before the Holders of any of the New Notes can receive any payment of principal or interest on the New Notes. However, subordination does not prevent the occurrence of an Acceleration Event or an "Event of Default" (as defined below) under the Indenture.

    By reason of the subordination of the New Notes, in the event of liquidation of the Company, the Holders of the New Notes will not receive payment until the holders of Senior Indebtedness have been satisfied. Senior Indebtedness of the Company aggregated approximately $79 million as of June 30, 1997. On a pro forma basis, reflecting the subsequent issuance of additional long-term debt incurred through a line of credit in connection with the recent acquisition of KeyBank Wyoming, at June 30, 1997 Senior Indebtedness would have been approximately $109 million. There is no limitation in the Indenture on the Company's creation of Senior Indebtedness or indebtedness ranking in parity with the New Notes.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

    The Indenture provides that the Company cannot declare or pay dividends on, or purchase, redeem or retire its capital stock, rights, warrants or options to acquire its capital stock, or make any distribution in respect of its capital stock, if, after giving effect thereto, an Event of Default (as defined below) shall have occurred or be continuing, except that the Company may declare and pay a dividend in capital stock of the Company. Notwithstanding the foregoing, the Company may make a previously-declared Restricted Payment if the declaration of such Restricted Payment was permitted under these provisions when made.

LIMITATION ON CONSOLIDATION, MERGER OR EXCHANGE

    The Company may not consolidate with, merge with, or transfer all or substantially all of its assets to another entity unless (i) such other entity is an entity organized under the laws of the United States or any state or the District of Columbia and the entity expressly assumes the Company's obligations under the Indenture and unless, after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default, (ii) each insured institution controlled by the surviving corporation shall be in compliance with applicable minimum capital requirements, and (iii) certain other conditions are met.

EVENT OF DEFAULT

    An Event of Default includes: (a) failure to pay the principal on the New Notes when due at Maturity, as provided in the Indenture; (b) failure to pay any interest on the Notes for 10 days after such interest shall have become due and payable; (c) failure to perform any other covenant or warranty of the Company set forth in the Indenture for 30 days after receipt of written notice from the Trustee or Holders of at least 25% in principal amount of the Outstanding Notes specifying the default and requiring the Company to remedy such default; (d) default in the payment at stated maturity of indebtedness of the Company or a Subsidiary for money borrowed having an outstanding principal amount due at stated maturity greater than $2 million and such default having continued for a period of 30 days beyond any applicable grace period, provided, however, that this provision does not apply to any non-recourse indebtedness of the Company or any Subsidiary; (e) an event of default as defined in any mortgage, indenture or instrument of the Company or any Subsidiary shall have happened and resulted in the acceleration of indebtedness which together with the principal amount of any other such indebtedness so accelerated, aggregates $2 million or more at any time, and such default shall not have been cured or waived and such acceleration shall not have been rescinded or annulled, provided, however, that this provision does not apply to any non-recourse indebtedness of the Company or any Subsidiary; (f) entry of a final judgment, decree or order against the Company or any Subsidiary for the payment of money in excess of $1.0 million and such judgment, decree or other continues unsatisfied for 60 days; and (g) certain events of bankruptcy, insolvency, or reorganization of the Company. Except as described under "Acceleration Events" below, there is no right to acceleration in the case of an Event of Default.

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a "default" (meaning, for this purpose, the events specified above without grace periods), give the Holders of the Notes notice of all defaults known to it unless such default shall have been cured or waived; provided, that, except in the case of a default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders.

    The Company must furnish within 45 days of the end of each quarter to the Trustee an Officers' Certificate stating whether, to the best of the knowledge of the signers, the Company is in default under any of the terms, provisions and conditions provisions of the Indenture, and specifying all such defaults and the nature thereof, of which they have knowledge and showing compliance with certain other provisions.

    Upon the occurrence of any Event of Default the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the New Notes, the whole amount of Money then due and payable with respect to such New Notes, with interest upon the overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at the same rate of interest as is payable with respect to the principal amount of the New Notes, and, in addition thereto, such Money as shall be sufficient to cover the costs and expenses of collection. If an Event of Default with respect to the Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of the New Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or such New Notes or in aid of the exercise of any power granted in the Indenture or the New Notes, or to enforce any other proper remedy.

    A Holder will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default,
(b) the Holders of at least 25% in principal amount of the Outstanding Notes shall have made written request, and offered satisfactory indemnity, to the Trustee to institute such proceeding as Trustee, (c) the Trustee shall have failed to institute such proceeding within 60 days, and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such requests. However, the Holder of any New Note will have an absolute right to receive payment of the principal of and interest on such New Note on or after the respective due dates and to institute suit for the enforcement of any such payment.

ACCELERATION EVENTS

    The Indenture defines an "Acceleration Event" as an Event of Default relating to bankruptcy, insolvency or reorganization of the Company. If an Acceleration Event shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of Outstanding Notes may accelerate the maturity of all such Outstanding Notes. If an Acceleration Event has occurred and a declaration of acceleration made before a judgment or decree for payment of money due is obtained, Holders of a majority in principal amount of the Outstanding Notes may rescind and annul the acceleration of the Notes and its consequences if all Acceleration Events have been remedied and all payments due, other than those due as a result of acceleration, have been made.

AMENDMENT, SUPPLEMENT, WAIVER

    With certain limited exceptions which permit modification of the Indenture by the Company and the Trustee only, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in principal amount of the Outstanding Notes; provided, however, that no such changes shall without the consent of the Holder of each New Note affected thereby (a) change the maturity date of the principal of, or the due date of any installment of interest on, any New Note, (b) reduce the principal of, or the rate of interest on, any New Note, (c) change the Place of Payment, currency in which any portion of the principal of, or interest on, any New Note is payable, (d) impair the right to institute suit for the enforcement of any such payment, (e) reduce the above-stated percentage in principal amount of Holders of the Outstanding Notes necessary to modify, or waive compliance with or default under, the Indenture, or (f) modify the foregoing requirements or reduce the percentage of Outstanding Notes necessary to waive any past default, or certain covenants.

    The Holders of a majority in aggregate principal amount of Outstanding
Notes may waive compliance by the Company with certain restrictive provisions of the Indenture.

TRANSFER

    The New Notes will be issued in registered form and will be transferable only upon the surrender of the New Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

PAYMENT FOR CONSENT

    Neither the Company, any Affiliate of the Company nor any Subsidiary may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of a New Note for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the New Notes unless such consideration is offered to be paid or agreed to be paid to all holders which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

SATISFACTION AND DISCHARGE OF INDENTURE

    The Indenture provides that the Company may terminate its obligations under the Indenture by irrevocably depositing with the Trustee, in trust for such purpose, money, Government Obligations or both which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide on the due dates of any payment of principal and interest, or a combination thereof, money in an amount sufficient to discharge the entire indebtedness of such New Notes and certain other conditions are met.

GOVERNING LAW

    The Indenture and the New Notes will be governed by and construed in accordance with the laws of the State of Minnesota.

THE TRUSTEE

    Norwest Bank Minnesota, National Association serves as Trustee under the Indenture and is also the Note Registrar and Paying Agent. The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will generally be permitted to engage in other transactions with the Company. The Indenture also provides that the Company will indemnify the Trustee against loss, liability or expense incurred without negligence or bad faith on the part of the Trustee arising out of or in connection with the trust under the Indenture. The Trustee is a bank lender to the Company, and as of June 30, 1997, the Company had no outstanding indebtedness to the Trustee. The Company subsequently borrowed an additional $30 million from the Trustee in connection with the acquisition of KeyBank Wyoming. The Trustee is also the transfer agent, registrar and dividend paying agent for the common stock of the Company.

CERTAIN DEFINITIONS

    The following definitions apply to the covenants described above:

    "AFFILIATE" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control", when used with respect to any specified person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "GOVERNMENT OBLIGATIONS" means direct obligations of the United States of America, or any Person controlled or supervised by and acting as an agency or instrumentality of such government, in each case where the payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by such government and which are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such Government Obligation held by such custodian for the account of the holder of a depository receipt, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of or other amount with respect to the Government Obligation evidenced by such depository receipt.

    "MONEY", with respect to any payment, deposit or other transfer pursuant to or contemplated by the terms hereof, means United States dollars or other equivalent unit of legal tender for payment of public or private debts in the United States of America.

    "OUTSTANDING", when used with respect to any Notes, means, as of the date of determination, all New Notes authenticated and delivered under the Indenture, except:

    (1) any New Note canceled by the Trustee or the Note Registrar or delivered to the Trustee or the Note Registrar for cancellation;

    (2) any New Note or portion thereof for whose payment at the Maturity thereof Money in the necessary amount has been deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company acts as its own Paying Agent) for the Holders of the New Notes;

    (3) any New Note with respect to which the Company has effected defeasance pursuant to Clauses (1)(b) and (3) of Section 401 of the Indenture; and

    (4) any New Note which has been paid pursuant to Section 306 of the Indenture or in exchange for or in lieu of which other New Notes have been authenticated and delivered pursuant to the Indenture, unless there shall have been presented to the Trustee proof satisfactory to it that such New Note is held by a bona fide purchaser in whose hands such New Note is a valid obligation of the Company;

PROVIDED, HOWEVER, that in determining whether the Holders of the requisite principal amount of Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, New Notes owned by the Company or any other obligor upon the New Notes or any Affiliate of the Company or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making any such determination or relying upon any such request, demand, authorization, direction, notice, consent or waiver, only New Notes which the Trustee knows to be so owned shall be so disregarded. New Notes so owned which shall have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee (a) the pledgee's right so to act with respect to such New Notes and (b) that the pledgee is not the Company or any other obligor upon the New Notes or any Affiliate of the Company or such other obligor.

    "NOTE REGISTRAR" means the Trustee.

     "PLACE OF PAYMENT" means the Office or Agency of the Company in Minneapolis, Minnesota where New Notes may be presented or surrendered for payment, where New Notes may be surrendered for registration, transfer or exchange and where notices and demands to or upon the Company in respect of the New Notes and the Indenture may be served.

    "PAYING AGENT" means any Person authorized by the Company to pay the principal of or interest on any New Note on behalf of the Company.

    "RESTRICTED PAYMENT" means, (i) any dividend, either in cash or property, on any shares of capital stock declared or paid by the Company (except dividends or other distributions payable solely in shares of capital stock of the Company) (ii) the purchase, redemption or retirement of (a) any shares of capital stock of the Company or (b) any warrants, rights or options to purchase or acquire any shares of capital stock of the Company, or (iii) any other payment or distribution, either directly or indirectly through any Subsidiary, in respect of the capital stock of the Company if, after giving effect thereto, an Event of Default shall have occurred or be continuing.

    "SUBSIDIARY" means any Corporation of which at the time of determination the Company or one or more Subsidiaries owns or controls directly or indirectly more than 50% of the shares of Voting Stock.


                       CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of certain United States federal income tax consequences of the exchange of Old Notes for New Notes. The discussion set forth below is based upon the Internal Revenue Code of 1986, as amended, regulations and announcements promulgated thereunder and published rulings and court decisions, all as in effect on the date hereof and without giving effect to changes to the federal tax laws, if any, enacted after the date hereof. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements or conclusions set forth below. This summary does not discuss all the federal income tax consequences that may be relevant to a particular holder or to certain holders subject to special treatment under the federal income tax laws.

    The exchange of Old Notes for New Notes should not be treated as a sale or exchange of Old Notes for federal income tax purposes. Consequently, noteholders who exchange Old Notes for New Notes will not recognize gain or loss upon receipt of the New Notes. For purposes of computing original issue discount on the New Notes, the original issue discount, if any, of the Old Notes will carry over to the New Notes as if the New Notes were issued on the same issue date and for the same issue price as the Old Notes. A noteholder's tax basis in and market discount, if any, on the New Notes will be the same as such noteholder's tax basis in and market discount, if any, on the Old Notes exchanged therefor. Noteholders will be considered to have held the New Notes from the time of their original acquisition of the Old Notes.

    There will be no federal income tax consequences of the Exchange Offer to nonexchanging noteholders.

    THE FOREGOING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS
INCLUDED HEREIN FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS OF OLD NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL INCOME TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER, AS WELL AS THE EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.


                                 PLAN OF DISTRIBUTION

    In case of a broker-dealer which acquired Old Notes for its own account as a result of market making activities or other trading activities, such broker-dealer may be deemed an "underwriter" for purposes of the Securities Act and, if it is able to make the representations set forth in the third paragraph under "The Exchange Offer -- Procedures for Tendering," may obtain New Notes in the Exchange Offer and may resell such New Notes without registration under the Securities Act, provided that such broker-dealer delivers to the purchaser of such New Notes a copy of a prospectus relating thereto, which may be this Prospectus as supplemented or amended from time to time.

    New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. The Letter of Transmittal requires such broker-dealer to acknowledge that the broker-dealer will deliver such prospectus, but states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to be admitting that it is an "underwriter" within the meaning of the Securities Act.

    The Company has agreed that, for a period of one year after the Expiration Date of the Exchange Offer, it will make this Prospectus, as amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the holders of the New Notes and will indemnify the Holders of the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers or any other persons. Any broker-dealer that resells or participates in a distribution of New Notes may be deemed to be an "underwriter" as defined in Section 2(11) of the Securities Act and subject to restrictions thereunder as such.

                                    LEGAL MATTERS

    Certain legal matters regarding the validity of the New Notes will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a holder of common stock and of options to purchase common stock and a director of the Company, is a partner in Lindquist & Vennum P.L.L.P.


                                       EXPERTS

    The consolidated financial statements of the Company incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which (i) as to the years 1995 and 1994, are based in part on the reports of Arthur Andersen LLP, formerly independent auditors for Mountain Parks, and (ii) as to the year 1994, are based in part on the reports of Hacker, Nelson & Co., P.C. and Fortner, Bayens, Levkulich and Co., P.C., formerly independent auditors for Minowa Bancshares, Inc. and First Community Bankshares, Inc., respectively. As of the date of their reports and during the periods covered by the financial statements on which they reported, each of the foregoing accounting firms were independent certified public accountants with respect to the Company, Mountain Parks, Minowa Bancshares, Inc. and First Community Bankshares, Inc., as the case may be, within the meaning of the Securities Act and the applicable published rules and regulations thereunder. The Company has agreed to indemnify Hacker, Nelson & Co., P.C., its officers, directors and employees from any and all damages, fines, legal costs and expenses that may be incurred by the parties being indemnified in successfully defending their audit to any person, corporation or governmental entity relying upon the audit, provided that such indemnification will not apply to any claim, legal expense, or costs incurred if Hacker, Nelson & Co., P.C. has been found guilty of professional malpractice with respect to such audit. The consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

    The financial statements of KeyBank Wyoming as of and for the year ended December 31, 1996 appearing in Community First Bankshares, Inc.'s Current Report on Form 8-K/A dated September 22, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's By Laws require indemnification of directors and officers of the Company in accordance with, and to the fullest extent permitted by, Delaware law as it may be amended from time to time. Section 145 of the Delaware General Corporation Law generally provides that any person who was or is a director or officer may be indemnified against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. However, if the legal proceeding is by or in the right of the corporation, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless the court in which such action was brought deems it proper.

    CFB currently has in effect policies of insurance which provide insurance protection to its directors and officers against some liabilities which may be incurred by them on account of their services to CFB. CFB has also entered into indemnification agreements with each of its directors and officers, which agreements provide for indemnification to the fullest extent permitted by Delaware law, except that with respect to an action commenced by an indemnitee against CFB or by the indemnitee as a derivative action by or in the right of CFB, such indemnitees shall be indemnified at the discretion of the Board of Directors. Subject to certain limitations, the agreements also provide for indemnification against any and all expenses (including attorneys fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any derivative action by or in the right of CFB) to which the indemnitee is, was, or at any time becomes a party or is threatened to be made a party by reason of the fact that the indemnitee is or was at any time a director, officer, employee, or agent of CFB or is or was serving or at any time serves at the request of CFB as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise.


ITEM 21.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.


EXHIBIT
NUMBER        DESCRIPTION OF EXHIBIT

1.1 Purchase Agreement dated June 19, 1997 between the Registrant and Piper Jaffray Inc. and Keefe, Bruyette & Woods, Inc.

2.1 Stock Purchase Agreement dated as of February 18, 1997, among the Registrant, KeyCorp and Key Bank of the Rocky Mountains, Inc. (incorporated by reference to Exhibit 2.8 to the Registrant's Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission (the "Commission") as of May 8, 1997.)

2.2 Agreement and Plan of Reorganization dated as of June 25, 1996, between Registrant and Mountain Parks Financial Corp. (incorporated by reference to
    Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-14439) as declared effective by the Commission on November 6,
    1996).

2.3 Agreement and Plan of Merger dated as of March 8, 1996, between Registrant, Trinidad Acquisition Corporation and Financial Bancorp., Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-6239) as declared effective by the Commission on August 9, 1996).

2.4 Agreement and Plan of Merger dated as of August 22, 1997, including First Amendment to Agreement and Plan of Merger dated as of the same date, among the Registrant, Summit Acquisition Corporation and First National Summit Bankshares, Inc.

2.5 Agreement and Plan of Merger dated as of August 28, 1997 among the Registrant, Republic Acquisition Corporation and Republic National Bancorp, Inc.

2.6 Office Purchase and Assumption Agreement by and between Bank One, Arizona, National Association, Bank One, Colorado, National Association, Bank One, Utah, National Association and the Registrant dated as of the 10th day of September, 1997.

3.1 Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K")).

3.2 Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-41246) as declared effective by the Commission on August 13, 1991 (the "1991 S-1")).

4.1 Indenture dated June 24, 1997 relating to the Registrant's 7.30% Subordinated Notes Due 2004 (the "New Notes") between the Registrant and Norwest Bank Minnesota, National Association, as trustee (a specimen of the New Notes is contained as Exhibit A thereto).

4.2 Registration Rights Agreement dated as of June 24, 1997, by and among the Registrant, Piper Jaffray Inc. and Keefe, Bruyette & Woods, Inc.

4.3 Certificate of Designations, Preferences and Rights of 7% Cumulative Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 33-77398) as declared effective by the Commission on May 4, 1994 (the "1994 Form S-3")).

4.4 Deposit Agreement dated as of May 4, 1994 by and among the Registrant, Norwest Bank Minnesota, National Association, as Depositary, and the Holders from time to time of the Depositary Receipts (incorporated by reference to Exhibit 4.2 to the 1994 Form S-3).

4.5 Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit A to
     Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on January 9, 1995 (the "Form 8-A")).

4.6 Form of Rights Agreement dated as of January 5, 1995 by and between the Registrant and Norwest Bank Minnesota, N.A. (incorporated by reference to
     Exhibit 1 to the Form 8-A).

5.1  Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the
     Registrant.

12.1 Statement of Ratio of Earnings to Fixed Charges of the Registrant.

23.1 Consent of Lindquist & Vennum P.L.L.P. (See Exhibit 5.1 above).

23.2 Consent of Ernst & Young LLP.

23.3 Consent of Hacker, Nelson & Co., P.C.

23.4 Consent of Fortner, Bayens, Levkulich and Co., P.C.

23.5 Consent of Arthur Andersen LLP.

24.1 A Power of Attorney is set forth on the signature pages of this Registration Statement.

99.1 Report of Arthur Andersen LLP regarding financial statements of Mountain Parks Financial Corp. (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-19921), including Amendment No. 1 to the Registration Statement filed with the Commission on January 30, 1997, as declared effective by the Commission on January 31, 1997).

99.2 Form of Letter of Transmittal.

99.3 Form of Notice of Guaranteed Delivery.

(b)  Financial Statement Schedules

     Not applicable.


ITEM 22.  UNDERTAKINGS.

     The Registrant hereby undertakes:

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     2. (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    3. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    4. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    6. To to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fargo, State of North Dakota, on September 19, 1997.

                                  COMMUNITY FIRST BANKSHARES, INC.


                                  By: /s/ DONALD R. MENGEDOTH
                                      ----------------------------------------
                                      Donald R. Mengedoth
                                      President, Chief Executive Officer
                                      and Chairman of the Board

                                  POWER OF ATTORNEY

    KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald R. Mengedoth and Mark A. Anderson, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 19th day of September, 1997, by the following persons in the capacities indicated.

SIGNATURE                         TITLE

/s/ DONALD R. MENGEDOTH           President, Chief Executive Officer and
----------------------------      Chairman of the Board of Directors and
Donald R. Mengedoth               Director (principal executive officer)

/s/ MARK A. ANDERSON              Executive Vice President, Chief Financial
----------------------------      Officer, Secretary and Treasurer (principal
Mark A. Anderson                  financial and accounting officer)

/s/ PATRICIA A. ADAM              Director
----------------------------
Patricia A. Adam

/s/ JAMES T. ANDERSON             Director
----------------------------
James T. Anderson

/s/ PATRICK E. BENEDICT           Director
----------------------------
Patrick E. Benedict

/s/ PATRICK DELANEY               Director
----------------------------
Patrick Delaney

/s/ JOHN H. FLITTIE               Director
----------------------------
John H. Flittie

/s/ DENNIS M. MATHISEN            Director
----------------------------
Dennis M. Mathisen

/s/ DEAN E. SMITH                 Director
----------------------------
Dean E. Smith

/s/ THOMAS C. WOLD                Director
----------------------------
Thomas C. Wold

/s/ HARVEY L. WOLLMAN             Director
----------------------------
Harvey L. Wollman

                                    EXHIBIT INDEX



Exhibit
 No.               Description
-------            -----------
  1.1         Purchase Agreement dated June 19, 1997 between the Registrant and Piper Jaffray Inc. and
              Keefe, Bruyette & Woods, Inc.

  2.4         Agreement and Plan of Merger dated as of August 22, 1997, including First Amendment to
              Agreement and Plan of Merger dated as of the same date, among the Registrant, Summit
              Acquisition Corporation and First National Summit Bankshares, Inc.

  2.5         Agreement and Plan of Merger dated as of August 28, 1997 among the Registrant, Republic
              Acquisition Corporation and Republic National Bancorp, Inc.

  2.6         Office Purchase and Assumption Agreement by and between Bank One, Arizona, National Association,
              Bank One, Colorado, National Association, Bank One, Utah, National Association and the Registrant
              dated as of the 10th day of September, 1997.

  4.1         Indenture dated June 24, 1997 relating to the Registrant's 7.30% Subordinated Notes Due 2004
              (the "New Notes") between the Registrant and Norwest Bank Minnesota, National
              Association, as trustee (including a specimen of the New Notes is contained as Exhibit A therein)

  4.2         Registration Rights Agreement dated as of June 24, 1997, by and among the Registrant, Piper
              Jaffray Inc. And Keefe, Bruyette & Woods, Inc.

  5.1         Opinion and Consent of Lindquist & Vennum P.L.L.P.

 12.1         Statement of Ratio of Earnings to Fixed Charges of the Registrant

 23.2         Consent of Ernst & Young LLP

 23.3         Consent of Hacker, Nelson & Co., P.C.

 23.4         Consent of Fortner, Bayens, Levkulich and Co., P.C.

 23.5         Consent of Arthur Andersen LLP

 99.2         Form of Letter of Transmittal

 99.3         Form of Guaranteed Notice of Delivery